VIA EDGAR

December 6, 2019

Robert Klein Securities and Exchange CommissionDivision of Corporate Finance Washington, D.C. 20549

Re:	Fincera Inc. Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2018 Filed May 30, 2019 File No. 001-34477

Dear Mr. Klein:

Fincera Inc., a Cayman Islands exempted company (the “Company”), hereby provides responses to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated November 8, 2019, regarding the Company’s Annual Report on Form 20-F (the “2018 Annual Report”) and addressed to Mr. Jason Wang (the “Staff’s Letter”).

In this letter, the comments from the Staff have been produced in bold type, and each Staff comment is followed by the Company’s response.

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The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Consolidated Balance Sheets, page F-2

1.
We note from your response to comment 6 that your Loans, Net amounts reported at December 31, 2018 and 2017 include loans that you intended to sell. Please explain how your accounting treatment, presentation, and related disclosures for the loans you intended to sell is consistent with ASC 310-10 (loans held for sale). In addition, for those loans that you did not intend to sell (including non-performing loans), if any, explain how you considered ASC 310-30 in your accounting treatment. Please advise or revise as necessary.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company considers that all loans to CeraVest borrowers it holds are held for sale (see below for specific situations). On the other hand, there is no intention to sell loans to other borrowers as these were loans the Company originated directly and currently still plans to hold.

According to ASC 310-10-35-49: “Once a decision has been made to sell loans not previously classified as held for sale, such loans shall be transferred into the held-for-sale classification and carried at the lower of cost or fair value. At the time of the transfer into the held-for-sale classification, any amount by which cost exceeds fair value shall be accounted for as a valuation allowance.”

There are three situations where the Company would acquire loans to CeraVest borowers from its peer-to-peer (“P2P”) lending platform, all of which the Company considers are loans held for sale at the time of acquisition:

1.
When new loans are placed on the Company’s peer-to-peer (“P2P”) lending platform but were not fully purchased by investors, the Company may purchase the loan so that the borrower gets the funding they need. The Company would typically try to resell the loan on its P2P platform when feasible.

2.
If an investor wants to sell a loan they own, but there are not enough investors to purchase loans, the Company can choose to voluntarily step-in to purchase the loan in order to provide the liquidity to investors. If the Company does purchase the loan, it would typically try to resell the loan on its P2P platform when feasible.

3.
In cases of delinquency, the Company can choose to voluntarily step-in to purchase the loan in order to protect investors. The company would typically try to resell the loan in the future to third parties.

In all three situations above, the involved loans to CeraVest borrowers are accounted for at the lower of cost or fair value. Loans accounted for at cost as of the balance sheet date include only those loans that are sold to third-parties after the balance sheet date (but before issuing the financial statements) since they would be sold at a price generally no less than cost plus accrued interest and penalty income. Loans to CeraVest borrowers the Company holds but that are not subsequently sold to third parties are carried at the lower of cost or fair value. The Company considers that cost net of provision is the best proxy available for fair value since the provision for credit losses reflects the Company’s best estimate of the amounts that will not be collected, which is based on credit analysis that includes assessing the likely future cash flows of the loans based on historical experience (Level 3 inputs). The Company believes that market measures of fair value (Level 1 and Level 2 inputs) are not available nor feasible to obtain due to the unique nature of the loans, and since the Company’s P2P platform is the only place where such loans are sold but the pricing utilized is standardized and not a market price since it does not reflect the condition of the loans. Disclosure and presentation guidance for loans is contained in ASC 310-50-2 through 50-4A. After reviewing the guidance, the Company has identified some missing disclosures that it respectfully requests to include in its future filings, rather than amend past filings, as follows:

Guidance	Description	Status
ASC 310-10-50-2	The basis of accounting for loans and trade receivables	Included in the notes to the financial statements.
	The method used in determining the lower of cost or fair value of nonmortgage loans held for sale	This disclosure was not included. The Company respectfully requests to include this disclosure in its future filings.
ASC 310-10-50-3	If major categories of loans or trade receivables are not presented separately in the balance sheet, they shall be disclosed in the notes to the financial statements.
Loans to CeraVest borrowers was classified separately in the notes to the financial statements, but the Company can also specify that these are being held for sale. The Company respectfully requests to include this disclosure in its future filings.

ASC 310-10-50-4
The allowance for credit losses (also referred to as the allowance for doubtful accounts) and, as applicable, any unearned income, any unamortized premiums and discounts, and any net unamortized deferred fees and costs, shall be disclosed in the financial statements.
Included in the notes to the financial statements.
ASC 310-10-50-4A
Except for credit card receivables, an entity shall disclose its policy for charging off uncollectible trade accounts receivable that have both of the following characteristics: a. They have a contractual maturity of one year or less, b. They arose from the sale of goods or services.
N/A

Regarding the overdue loans acquired in situation #3, the Company applies ASC 310-30 (Loans and Debt Securities Acquired with Deteriorated Credit Quality). According to ASC 310-30-30-1: “Valuation allowances shall reflect only those losses incurred by the investor after acquisition—that is, the present value of all cash flows expected at acquisition that ultimately are not to be received. For loans that are acquired by completion of a transfer, it is not appropriate, at acquisition, to establish a loss allowance.” Any loss associated with the loans is borne by the Company due to its voluntary purchase of the loans, which is reflected in the provision.

Regarding subsequent measurement, according to ASC 310-30-35-3: “…Subsequent to acquisition, this Subtopic does not prohibit placing loans on nonaccrual status, including use of the cost recovery method or cash basis method of income recognition, when appropriate. For example, if the timing of either a sale of the loan into the secondary market or a sale of loan collateral in essentially the same condition as received upon foreclosure is indeterminate, the investor likely does not have the information necessary to reasonably estimate cash flows expected to be collected to compute its yield and shall cease recognizing income on the loan. However, the ability to place a loan on nonaccrual shall not be used to circumvent the loss recognition guidance contained in paragraphs 310-30-35-8(a) and 310-30-35-10(a).” The Company does recognize these loans on nonaccrual status, and a provision is recognized at each reporting period.

Loans to other borrowers (non-CeraVest loans) are not classified as held for sale because the Company does not intend to sell them. Furthermore, since the Company originated them, ASC 310-30 does not apply.

2.
We also note from your disclosure on page F-25 that your other financing receivables, net were sold to CeraVest investors after July 2017. Similar to our comment above, please explain how your accounting treatment, presentation, and related disclosures for the other financing receivables that you intended to sell was consistent with ASC 310-10 (loans held for sale) and ASC 860 Transfers and Servicing.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that, as disclosed in Company filings, other financing receivables, net began in November 2014 as a result of the launch of the CeraPay credit transaction business under which the Company provides SMBs and individual with a 30-day and a 12-month installment line of credit payment product with features similar to a credit card. Under the new transaction process launched in July 2017, these other financing receivables were placed for sale on the P2P platform. Prior to their sale on the P2P platform, the Company did assess and determine an appropriate provision to bring their cost down to a proxy for fair value in accordance with ASC 310-10. The Company should also have classified these loans as loans held for sale, and requests to make this amended disclosure in future filings.

Regarding ASC 860, please refer to the ASC 860 analysis in the response for comment #5.

Notes to Consolidated Financial Statements

Note 5 - Loans, Net, page F-23

3.
We note from your response to comment 7 and your disclosure on pages 35 and 36 that the CeraVest loan portfolio includes three separate and distinct loan categories (i.e., Quinying (30-day lines of credit), Yueying (180-day term loans), and Zhongying (installment loans). Please revise your future filings here and elsewhere, as applicable (e.g., on pages F-25 (Note 6 - Other Financing Receivables, Net) and F-26 (Note 7 - Long-Term Loans, Net)) to disaggregate your ASC 310 disclosures (i.e., loan disclosures, allowance for loan loss disclosures, and troubled debt restructuring disclosures) and provide this information at a more granular level.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will disclose this information in its future filings. The Company also respectfully would like to point out that its 30-day lines of credit product is called Yueying, its 180-day term loan product is called Qingying, and its installment loan product is called Zhongying.

4.
We note your response to comment 8. Please revise your disclosure in future filings (e.g., at the bottom of page F-24) to clearly label those loans under ASC 310-40 and the related disclosures as troubled debt restructurings.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will disclose this information in its future filings.

5.
We note your response to comment 9 and that you determined a guaranty liability under ASC 460 was not required for those loans sold to investors on your P2P platform in 2017. However, it is not clear from your response how you determined it was appropriate under U.S. GAAP to reclassify the related provision (i.e., allowance for loan losses) to accrued marketing costs after the loans were sold. . In addition, regarding the sale of loans, tell us what consideration you gave to the applicability of ASC 860 Transfers and Servicing and provide us with your accounting analysis. Please advise or revise as necessary.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and would like to clarify that the reclassified provision relates to the overdue CeraVest loans mentioned above in comment #2. These loans were on the Company’s balance sheet prior to being sold on the P2P platform (which is atypical of the Company’s current facilitation process where loans do not exist prior to being facilitated directly between the borrower and investor on the P2P platform). Accordingly, an allowance for loan losses was also being recognized on these loans as mentioned above in the response to comment #2.

In accordance with the Company’s accounting policies mentioned in the Company’s response to comment 9 on the Staff’s last comment letter, when these loans were sold on the P2P platform to investors, their existing allowance for loan losses was reclassified to accrued marketing expense and accordingly, an accrued marketing liability was recognized in place of the former provision for these loans.

To expand on the reason for recognizing an accrued marketing liability as previously explained in comment 9 on the Staff’s last comment letter, the Company believes it faces a potential liability for loans sold or facilitated on its P2P platform because it may voluntarily repurchase those loans that become delinquent. In support of this accouniting treatment the Company considers the definition of a Loss Contingency as defined under ASC 450-20: “An existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. The term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses.” Furthermore, the Company considers both conditions in ASC 450-20-25-2 as being met:

An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

Condition	Analysis
a. Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.
The Company faces a potential liability since it may repurchase delinquent loans that were sold or facilitated on its P2P platform.
b. The amount of loss can be reasonably estimated.	The Company utilizes a provisioning methodology to reasonably estimate the amount of loss.

The Company conside

TThe Company considers that ASC 860 is the authoritative literature to reference regarding the sale of these loans. As per definitions contained in ASC 860-10-20, the loans are considered a financial asset since they are composed of a contract that conveys to one entity a right to receive cash from a second entity. Furthermore, a transfer is present since the loan is being conveyed to a third party who is not the issuer of that loan.

ASC 860 then establishes guidelines for which entity controls the asset after the transfer in order to determine if derecognition is appropriate. According to ASC 860-10-40-5 (Conditions for a Sale of Financial Assets) a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale if and only if all of the following conditions are met:

ASC 860-10-40-5 Condition	Evaluation
1. The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;	Yes, the Company has fully transferred its ownership of the loans to the investors.
2. The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and	Yes, the investors have the right to pledge or exchange the loans.
3. The transferor does not maintain effective control of the transferred asset.	Yes, the Company does not maintain effective control of the transferred loans. For example, the transferee has the right to dispose or transfer the loan.

The Company determined that these loans sold to investors meet all three of the above criteria since the full rights and benefits of ownership were fully transferred to the investors who purchased the loans and the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transferred loans are thus legally isolated from the assets of the Company and its creditors, the investors can freely pledge or exchange the transferred loans (for example they can sell them on the Company’s P2P platform), and the Company does not maintain effective control over the transferred loans nor does the counter parties to the loan agreement include the Company. Furthermore, the Company does not have continuing involvement in the loans. In conclusion, as per ASC 860 the loans in question have been sold and derecognition from the Company’s balance sheet is appropriate.

Should you have any questions concerning any of the foregoing please contact me via e-mail at jcwang@fincera.net or by telephone at (858) 997-0680.

Sincerely,

/s/ Jason Wang
Jason Wang
Fincera Inc.

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